As filed with the Securities and Exchange Commission on June 22, 2011	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

TURKCELL ILETISIM HIZMETLERI A.S.
 (Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Republic of Turkey
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eigth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Sami L. Toutounji, Esq. Shearman & Sterling 114 Avenue des Champs Elysees, Paris, France 75008. 33.1.53.89.70.00	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing the right to receive two and one-half shares of common stock of Turkcell Iletisim Hizmetleri A.S.	250,000,000 American Depositary Shares	$5.00	$12,500,000	$1,451.25

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption			Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal		Face of Receipt - Introductory Article.
executive office

2.	Title of Receipts and identity of deposited		Face of Receipt - Top Center.
securities

Terms of Deposit:

	(i)	The amount of deposited securities	Face of Receipt - Upper right corner.
represented by one American Depositary
Share ("ADSs")

	(ii)	The procedure for voting, if any, the	Reverse of Receipt - Paragraphs (16)
		deposited securities	and (17).

	(iii)	The collection and distribution of	Reverse of Receipt - Paragraph (14).
dividends

	(iv)	The transmission of notices, reports and	Face of Receipt - Paragraph (13);
		proxy soliciting material	Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14)
and (16).

	(vi)	The deposit or sale of securities resulting	Face of Receipt - Paragraphs (3) and (6);
		from dividends, splits or plans of	Reverse of Receipt - Paragraphs (14) and
		reorganization	(18).

	(vii)	Amendment, extension or termination of	Reverse of Receipt - Paragraphs (22) and
		the deposit agreement	(23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect	Face of Receipt - Paragraph (13).
the transfer books of the Depositary and
the list of holders of ADSs

	(ix)	Restrictions upon the right to deposit or	Face of Receipt – Paragraphs (2), (3), (4),
		withdraw the underlying securities	(6), (7), (9) and (10).

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption		Filed Herewith as Prospectus

	(x) Limitation upon the liability of the	Face of Receipt - Paragraph (7);
	Depositary	Reverse of Receipt - Paragraphs (19) and
(20).

3.	Fees and charges which may be imposed	Face of Receipt - Paragraph (10).
directly or indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a)
Form of Deposit Agreement, by and among Turkcell Iletisim Hizmetleri A.S. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  ___ Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ None.

(f)	Evidence of Powers of Attorney for directors of the Company. ___ Filed herewith as Exhibit (f).

Item 4.  UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Turkcell Iletisim Hizmetleri A.S., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of June 2011.

Legal entity to be created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive two and one-half (2 ½) shares of Common Stock of Turkcell Iletisim Hizmetleri A.S.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Susan A. Lucanto
	Name:	Susan A. Lucanto
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, TURKCELL ILETISIM HIZMETLERI A.S. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Istanbul, Turkey, on June 22, 2011.

TURKCELL ILETISIM HIZMETLERI A.S.

By:	/s/ Süreyya M. Ciliv
	Name:	Süreyya M. Ciliv
	Title:	Chief Executive Officer

By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 22, 2011.

Signature

/s/ Süreyya M. Ciliv
Name:	Süreyya M. Ciliv
Title:	Chief Executive Officer

/s/ Serkan Okandan
Name:	Serkan Okandan
Title:	Chief Financial Officer
Chief Accounting Officer

/s/ Süreyya M. Ciliv and Serkan Okandan*
Name:	Colin J. Williams
Title:	Chairman

/s/ Süreyya M. Ciliv and Serkan Okandan*
Name:	G. Nazli Karamehmet Williams
Title:	Member

/s/ Süreyya M. Ciliv and Serkan Okandan*
Name:	Tero Erkki Kivisaari
Title:	Member

/s/ Süreyya M. Ciliv and Serkan Okandan*
Name: Mehmet Bülent Ergin
Title:	Member

/s/ Süreyya M. Ciliv and Serkan Okandan*
Name:	Oleg Adolfovic Malis
Title:	Member

Signature

/s/ Süreyya M. Ciliv and Serkan Okandan*
Name:	Karin Brigitta Eliasson
Title:	Member

/s/ Süreyya M. Ciliv and Serkan Okandan*
Name:	Alexey Evgenievich Khudyakov*
Title:	Member

Authorized Representative in the U.S. CT Corporation System

By:	/s/ Joanne McCarthy
Joanne McCarthy Assistant Secretary

* Signed by Süreyya M. Ciliv and Serkan Okandan pursuant to the Power of Attorney dated January 25, 2011, see Exhibit (f) of this Registration Statement.

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Deposit Agreement

(d)	Opinion of counsel to the Depositary

(f)	Evidence of Powers of Attorney for directors of the Company.